APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

LAX FOOD HALL, LLC
Balance Sheet - unaudited
For the period ended 3-31-2022

		Current Period
		3-21-2022
ASSETS		
Current Assets:		
Cash	$	39,668.00
Petty Cash		-
Accounts Receivables		-
Total Current Assets		39,668.00
Fixed Assets:		
Furniture and Equipment		250.00
Computer Equipment		-
Total Fixed Assets		250.00
Other Assets:		
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**39,918.00**
LIABILITIES		
Current Liabilities:		
Other Liabilities		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		39,918.00
Opening Retained Earnings		-
Net Income (Loss)		-
Total Equity		39,918.00
TOTAL LIABILITIES & EQUITY	**$**	**39,918.00**
Balance Sheet Check		-

I, Zachary Switzer, certify that:

1. The financial statements of LAX Food Hall included in this Form are true and complete in all material respects; and
2. The tax return information of LAX Food Hall has not been included in this Form as LAX Food Hall was formed on 01/04/2022 and has not filed a tax return to date.

Signature: Zachary Switzer

Name: Zachary Switzer

Title: Owner